FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2003

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Three company announcements made on November 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: November 7, 2003	By:	/s/ Kenji Kinoshita
Kenji Kinoshita Executive Officer

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: November 7th, 2003 URL: http://www.komatsu.com/

Interim Results For The Fiscal Year Ending March 31, 2004

Consolidated Financial Highlights

(For the six months ended September 30, 2003 and 2002)

Millions of yen & US dollars

except per share amounts

	2004			2003	Changes Increase		The entire FY2003
	Yen	Dollar		Yen	Yen	(%)	Yen
Net sales	¥567,671	$5,114		¥518,429	49,242	9.5	¥1,089,804
Operating profit	28,242	254		14,360	13,882	96.7	33,178
Income before income taxes, minority interests and equity in earnings	21,492	194		5,652	15,840	280.3	12,905
Net income	9,410	85		1,858	7,552	406.5	3,009
Net income per share
Basic	¥9.48	8.5	¢	¥1.95	7.53		¥3.09
Diluted	¥9.36	8.4	¢	¥1.95	7.41		¥3.09

Notes:	1)	Consolidated financial information is prepared in accordance with generally accepted accounting principles (GAAP) in the United States of America.
	2)	The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for fiscal 2004 at the rate of ¥111 to $1, the approximate rate of exchange at September 30, 2003.
	3)	Equity in earnings (losses) of affiliated companies:
		September 30, 2003: September 30, 2002: March 31, 2003:	(598) millions of yen 205 millions of yen (786) millions of yen
	4)	The numbers of average common shares outstanding were as follows:
		September 30, 2003: September 30, 2002: March 31, 2003:	992,484,365 953,930,723 973,306,865
	5)	Accounting policies were not changed.
	6)	Net income per share above is based on the provisions of Statements of Financial Accounting Standards No.128, “Earnings per share”
	7)	Operating profit stated above is the sum of segment profit. In conforming with Japanese accounting principles, it is obtained by subtracting cost of sales and selling general and administrative expenses from net sales. This amount does not represent consolidated operating profit (loss) under U.S.GAAP.

Financial Position

(As of September 30, 2003 and 2002)

	2004	2003	As of March 31, 2003
Total assets (Millions of yen)	1,300,740	1,301,373	1,306,354
Shareholders’ equity (Millions of yen)	405,479	383,123	395,366
Shareholders’ equity ratio (%)	31.2	29.4	30.3
Shareholders’ equity per share (Yen)	408.57	401.87	398.34

Notes:	1) The numbers of common shares outstanding were below:
September 30, 2003:	992,446,014
September 30, 2002:	953,351,618
March 31, 2003:	992,528,649

Cash Flow

(For the six months ended September 30, 2003 and 2002)

Millions of yen

	2004	2003	The entire FY2003
Net cash provided by operating activities	69,651	10,789	48,257
Net cash used in investing activities	(14,690)	(27,211)	(36,018)
Net cash provided by (used in) financing activities	(33,981)	27,744	18,846
Cash and cash equivalents, end of period	95,963	56,396	76,152

The Number of Consolidated Subsidiaries and Affiliated Companies Accounted for by the Equity Method

•	Number of consolidated subsidiaries: 126 companies
•	Number of affiliated companies accounted for by the equity method: 47 companies

Changes in group of entities

•	Consolidated subsidiaries
Added:	3 companies
Removed:	2 companies
•	Affiliated Companies accounted for by the equity method
Added:	1 company
Removed:	3 companies

Outlook for FY2004

(From April 1, 2003 to March 31, 2004)

Millions of yen

	Net sales	Income before income taxes	Net income
The entire FY2004	1,160,000	40,000	18,000

Notes:	1) Forecast of net income per share (basic): 18.14 yen

2)	Refer to “Management Performance and Financial Conditions” for preconditions of the projections for FY 2004 above and other related issues.

Operations of the Business Group

(As of September 30, 2003)

Business Categories and Principal Products & Services

Construction and Mining Equipment

Excavating Equipment	Hydraulic excavators, mini excavators, and backhoe loaders

Loading Equipment	Wheel loaders, mini wheel loaders, and skid steer loaders

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump tracks, and crawler carriers

Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines (Iron Mole)

Recycling Equipment	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders

Other Equipment	Rough-terrain cranes, reach tower cranes, and railroad maintenance equipment

Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment

Casting Products	Steel castings and iron castings

Industrial Machinery, Vehicles and Others

Metal forging and Stamping Presses	Large presses, small and medium-sized presses, forging presses, and AC-servo presses

Sheet-Metal Machines and Machine Tools	Press brakes, shears, gatling press centers, laser cutting machines, fine plasma cutting machines, and crank shaft millers

Industrial Vehicles and Logistics	Forklift trucks, packing and transport

Defense Systems	Ammunition and armored personnel carriers

Others	Commercial-use prefabricated structures, and recycling plants

Electronics

Electronic Materials	Silicon wafers and polycrystalline silicon

Communications Equipment and Control Equipment	Network information terminals, LAN peripheral equipment, mobile tracking and communication terminals, and vehicle controllers

Temperature Control Equipment	Thermoelectric modules and manufacturing-related thermoelectric semiconductor devices

Sales, Services, and Systems
Komatsu Group
[Japan]
Komatsu Ltd. (Parent Company)
<Construction & Mining Equipment>
Komatsu Zenoah Co.
Komatsu Diesel Co., Ltd.
Komatsu Used Equipment Corp.
Komatsu Castex Ltd.
Komatsu Safty Training Center Ltd.
Komatsu Cummins Engine Co., Ltd.
Komatsu Shearing Co., Ltd.
Komatsu Hokkaido Ltd.
Komatsu Tokyo Ltd.
Komatsu Kinki Ltd.
Komatsu Chugoku Ltd.
Komatsu Nishi Nihon Ltd.
Komatsu Rental Tokyo Ltd.
Komatsu Rental Chugoku Ltd.
and other 60 companies
<Industrial Machinery, Vehicles and Others>
Komatsu Forklift Co., Ltd.
Komatsu Industries Corporation
Komatsu Machinery Corporation
Komatsu Artec Ltd.
Komatsu Logistics Corp.
Komatsu House Co., Ltd.
Komatsu Engineering Corp.
Komatsu General Services Ltd.
Komatsu Business Support Ltd.
QUALICA, Inc.
and other 29 companies
<Electronics>
Komatsu Electronic Metals Co., Ltd.
Komatsu Electronics, Inc.
Komatsu Semiconductors Corporation
GIGAPHOTON, Inc.
[The Americas]
Komatsu America Corp.
<Construction & Mining Equipment>
Modular Mining Systems, Inc.
Komatsu Latin-America Ltd.
Komatsu Mexicana de C.V.
Komatsu do Brasil Ltda.
Komatsu Cummins Chile Ltda.
Cummins Komatsu Engine Company
and other 17 companies
<Industrial Machinery, Vehicles and Others>
Komatsu America Industries LLC
Komatsu Finance America Inc.
and other 4 companies
<Electronics>
Komatsu Silicon America, Inc.
Advanced Silicon Materials LLC
Solar Grade Silicon LLC
[Asia, Oceania, and Africa]
Komatsu (China) Ltd.
Komatsu Australia Holdings Pty., Ltd.
<Construction & Mining Equipment>
Komatsu Asia & Pacific Pte Ltd
Komatsu Indonesia Tbk
Bangkok Komatsu Ltd.
Komatsu (Changzhou) Construction Machinery Corp.
Komatsu (Changzhou) Foundry Corp.
Komatsu Shantui Construction Machinery Co., Ltd.
Komatsu Australia Pty. Ltd.
Komatsu Southern Africa (Pty) Ltd.
L&T-Komatsu Limited
and other 5 companies
<Industrial Machinery, Vehicles and Others>
4 of manufacturing & sales companies
<Electronics>
Formosa Komatsu Silicon Corporation
[Europe]
Komatsu Europe International N.V.
<Construction & Mining Equipment>
Komatsu Europe Coordination Center N.V.
Komatsu UK Ltd.
Komatsu Hanomag AG
Komatsu Deutshland GmbH
Komatsu Utility Europe S.p.A.
Komatsu Italia S.p.A
Komatsu Mining Germany GmbH
Komatsu France S.A.
<Industrial Machinery, Vehicles and Others>
Komatsu Finance (Netherlands) B.V.
and other 1 company
<Electronics>
Komatsu Silicon Europe N.V.
[Legend Symbols]
● Consolidated Companies
○ Affiliated Companies Acounted for by the Equity Method
Supply of Products
Supply of Parts & Components
Supply of Primary Materials

Management Policy

1. Basic Management Policy

The cornerstone of Komatsu’s management lies in its commitment to Quality and Reliability in order to maximize the corporate value of the Company. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these year after year.

2. Mid- and Long-Range Management Strategy and Issues Ahead

We anticipate that global demand for construction and mining equipment will continue to grow steadily after having bottomed out in 2001. In addition to recovering demand in North America, the largest market of the world, this growth will be fueled by expanding demand in developing markets such as China, with ongoing infrastructure development at a rapid pace; Russia, with natural resource development; and Southeast Asia, with continued recovery of the economies.

Komatsu has recently started the “Move The World. KOMATSU 5-800” mid-range management plan for the year ending March 31, 2006. Under this plan, we are working to accelerate the recovery speed of our business performance by seizing the opportunities of improving demand with self-driven, aggressive actions, while placing more efforts to reinforce corporate strength. Having defined the goals for return on assets, net debt-to-equity ratio in addition to sales and profits for business growth in the new management plan, we are resolutely determined to further enhance utilization of assets and maintain a sound financial position.

While we are also concerned about such factors as overheating investment in China, volatile political conditions in the Middle East and drastic appreciation of the Japanese yen, there will be no change in what Komatsu has to do. In addition to construction and mining equipment, we have placed “industrial-use machinery,” such as metal-sheet machines and forging presses, forklift trucks and forestry equipment, as Komatsu’s core business. To further solidify the Number One position in Asia and Number Two in the global marketplace for our construction and mining equipment business, we are placing our utmost efforts on the following five management tasks.

1)	To accelerate the implementation of the New Growth Strategy for the Construction and Mining Equipment Business
2)	To reinforce our competitiveness based on the “Spirit of Manufacturers”
3)	To facilitate selective focus on the criteria of technological advantage and profitability
4)	To reinforce our competitive foundation based on technological capabilities and financial position
5)	To further strengthen corporate governance

3. Basic Policy for Dividends

Komatsu works to build a sound and stable financial position and flexible and agile corporate strength. Concerning cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by taking payout ratio into account and reflecting business results, as it secures sufficient internal reserve for reinvestment.

4. Stance on the Lowering of Trading Unit of Shares

Komatsu has a policy to decide on the trading unit of shares of the Company after considering the shareholder composition, liquidity, invested amounts and the like. The Company will continue to study the matter while closely monitoring developments on the stock market.

5. Basic Stance on Corporate Governance and Progress in Implementation

Komatsu has worked to ensure neutrality and soundness of management previously through the Board of Auditors having two external and two internal auditor-members. The Company reorganized the Board of Directors, reducing the number of board members. Under the new organization, board members have been able to discuss selected management issues more thoroughly and effectively for quicker decision-making. At the same time, we invited a director from outside the Komatsu Group to ensure transparency and objectivity of management. The Company increased the number of external directors from one to two in June this year.

Furthermore, the Company is working to ensure that all employees of the Komatsu Group observe “Komatsu’s Code of Worldwide Business Conduct” stipulated and published since 1998, in addition to the laws and regulations.

Komatsu is determined to further strive for not only improvement of management efficiency but also establishment of corporate ethics and assurance of soundness of management in order to maximize the corporate value of the Komatsu Group. And through these efforts, Komatsu will work to become a company which will enjoy the greater trust of shareholders and all other stakeholders.

Management Performance and Financial Conditions

1. Outline of Operations and Business Results

Komatsu Ltd. posted consolidated net sales of ¥567.6 billion (US$5,114 million, at US$1= ¥111) for the interim period ended September 30, 2003, up 9.5% from the previous interim period. Operating profit* advanced 96.7% over the previous interim period, to ¥28.2 billion (US$254 million). Komatsu continued to record improvements in both sales and profits for the interim period under review, following the corresponding interim period a year ago.

Demand for construction and mining equipment bottomed out and took on a note of recovery, beginning in the six-month period under review. While the Chinese market continued to sustain a high rate of growth, demand picked up momentum for recovery in the major markets of North America, Europe and Japan which had suffered from depressed demand for the last few years.

Since October 2001, Komatsu has worked to strengthen its business practices by aggressively engaging in the Reform of Business Structure project which centers on the New Growth Strategy for the Construction and Mining Equipment Business, reduction of fixed costs and substantial cutbacks on production costs. As a result, for the interim period under review, Komatsu further expanded its mainstay business of construction and mining equipment, supported by an improved market environment, compared to the previous interim period, coupled with the added results of its reform efforts.

In the business areas in which we can demonstrate advantages of our superior manufacturing, such as forklift trucks, sheet-metal machines and forging presses, the related companies of the Komatsu Group have introduced to the market in a timely manner, new products with original features. By aggressively undertaking sales and service activities with such products in the center, Komatsu companies continued to expand both sales and profits.

In the electronics business, while Komatsu saw a slow recovery of the semiconductor market, intensified competition resulted in a continuing tough market environment. Even in those conditions, Komatsu’s electronic business further lifted its earnings position with improved results including better performance of the silicon wafer business in Taiwan.

Review of operations is described below. Please be advised that Komatsu has changed the name of “Others” to “Industrial Machinery, Vehicles and Others,” starting in the interim period under review.

(*) Operating profit stated above is the sum of segment profit. In conformity with generally accepted accounting principles of Japan, it is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales. This amount does not represent consolidated operating profit (loss) under U.S.GAAP.

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment for the interim period under review increased 10.1% over the previous interim period, to ¥408.9 billion (US$3,685 million). Of this amount, overseas sales expanded 12.0%, to ¥289.6 billion (US$2,610 million), representing a record-high figure for interim results.

Komatsu continued to aggressively broaden the lineup of the GALEO Series, Komatsu’s new generation of construction and mining equipment. Starting in July 2003, Komatsu also embarked on market introduction of new products with Unique and Unrivaled features. Komatsu launched the MR-2 series minimal rear-swing mini hydraulic excavators as the first campaign for the Unique and Unrivaled products. This series has enjoyed high marks given by customers for their safety and maintainability, and Komatsu received substantially more orders than initially planned for.

In the downstream aftersales markets, Komatsu Used Equipment Corp. continued to advance sales by capturing brisk overseas demand and further expanding its sales channels with the Internet bidding system, which the company developed. Rental companies of the Komatsu Group continued to promote rental of comprehensive equipment and facilities related to civil engineering jobs, while working to optimize assets and strengthen sales capabilities. To help customers cut down their repair and maintenance costs, Komatsu also worked to increase sales of service-contract products such as Komatsu All Support when selling new equipment.

Komatsu’s North American sales for the interim period under review increased over the corresponding period last year against the backdrop of demand upturned after four years, supported by brisk housing starts. Komatsu seized on this opportunity of upturned demand with aggressive sales of GALEO series equipment, including hydraulic excavators and articulated dump trucks. Komatsu also expanded sales of utility equipment such as backhoe loaders. For the mining equipment business, while demand recovery for off-highway dump trucks still remained dull, Komatsu improved sales of equipment slightly from the previous interim period.

Overall European demand for construction and mining equipment during the six-month period under review grew over the previous interim period, as the largest European market of Germany, the United Kingdom, Spain and some other markets sustained a high level of demand. Under such an environment, Komatsu worked to strengthen its European sales organization by consolidating marketing capabilities at Komatsu Europe International N.V. in April this year.

In the Commonwealth of Independent States (CIS) or former Soviet Republics, new demand for equipment increased for use in mines and energy-related projects. Komatsu took advantage of its extensive product offerings, such as dump trucks, bulldozers and pipelayers, and expanded interim sales substantially over the previous interim period. In August this year, Komatsu established the Moscow Branch Office of Komatsu CIS Co. and worked to strengthen operation to capture growing demand for construction equipment for urban use resulting from the progress of the free market economy.

With almost no critical effect of severe acute respiratory syndrome (SARS) on the Chinese market, demand for equipment continued to skyrocket during the six-month period under review. Komatsu Shantui Construction Machinery Co., Ltd. engaged in aggressive production and sales of renewed models of the flagship PC200 hydraulic excavators, and maintained a large market share. In July 2003, Komatsu Shantui celebrated cumulative production and sales of 10,000 units of hydraulic excavators, demonstrating its remarkable growth to Komatsu Group’s largest base for the supply of PC200 hydraulic excavators. As part of its efforts to broaden the product mix, the company also embarked on the production and sales of smaller hydraulic excavators, namely the PC60. In addition, Komatsu continued to carry out aggressive operations including further development of local distributors and expansion of production capacity of a subsidiary, and accomplished a substantial increase of Chinese sales over the previous interim period.

In Southeast Asia and Oceania, Komatsu’s sales for the interim period under review slightly declined from the corresponding period last year, reflecting orders received from a large-lot customer in Indonesia a year ago.

In the Middle East, Komatsu capitalized on steady demand for construction equipment from infrastructure development and other projects by drawing on its strength as a full-line manufacturer, and secured the same level of interim sales as those of the previous interim period.

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and others grew 11.2% over the previous interim period, to ¥115.3 billion (US$1,039 million) for the six-month period under review.

Komatsu Forklift Co., Ltd. carried out aggressive sales and service activities, centering on the LEO-NXT engine-driven forklift trucks for which the company had secured excellent market response since their market introduction, and achieved growth of sales surpassing that of demand in Japan. With respect to overseas sales, the company’s subsidiary in the United States sustained strong sales, while the company expanded exports to the Middle East and CIS. As a result, consolidated interim sales of Komatsu Forklift improved over those for the corresponding period last year.

Komatsu Industries Corporation accelerated sales of forging presses, centering on Hybrid AC Servo presses for which the company had enjoyed solid trust of customers for their outstanding productivity, energy savings and super low noise. In the area of services, Komatsu Industries focused its efforts to expand the engineering business such as retrofitting and improved earnings. As a result, the company increased both sales and profits for the interim period under review over the previous interim period.

During the six-month period, Komatsu Machinery Corp. expanded sales of not only crankshaft millers and other machine tools for its major customer portfolio of automobile manufacturers, but also manufacturing equipment for liquid crystal displays. As a result, Komatsu Machinery improved its interim results substantially over the corresponding period last year.

Komatsu Zenoah Co.’s agricultural and forestry equipment business, while facing slack demand due to bad weather in Japan, enjoyed positive results of market introduction of products with original features, including a knapsack-type brushcutter that features an outstanding degree of freedom of maneuverability resulting from its innovative engine layout. As a result, Komatsu Zenoah increased interim Japanese sales over the corresponding period last year. The company also expanded overseas sales by successfully capitalizing on strong demand in Europe, China and Southeast Asia and gaining a new distributor in Oceania. As a result, interim sales of the agricultural and forestry equipment business advanced over the corresponding period last year, representing a record-high figure for interim results.

Electronics

Consolidated net sales of the electronics business totaled ¥43.3 billion (US$390 million) for the six-month period under review, at about the same level as the corresponding interim period last year.

Undertaken by Komatsu Electronic Metals Co., Ltd., Komatsu’s silicon wafer business continued to experience difficult market conditions, most notably the intensified market competition, although the market generated a slow recovery of demand. Komatsu Electronic Metals remained committed to production exclusively in Japan and Taiwan. Formosa Komatsu Silicon Corporation, its operation in Taiwan, further improved both sales and profits by expanding its sales channels in Taiwan, China and Southeast Asia and improving the ratio of prime wafers. As a result, Komatsu Electronic Metals sustained consolidated interim sales at about the same level as the corresponding interim period last year, while substantially improving profits. To secure the monthly production of 45,000 pieces of the next-generation mainstream 300mm wafer in the near future, the company continued to make facilities investment within the range of internal cash flow.

Advanced Silicon Materials LLC. (ASiMI), a manufacturing subsidiary of polycrystalline silicon and other products, expanded sales of monosilane gas mainly for use in the production of semiconductors and liquid crystal displays during the interim period under review. While interim sales declined form the six-month period a year ago, ASiMI improved its profit/loss account with the benefits of consolidation of production implemented in March 2002.

During the interim period under review, Komatsu Electronics, Inc. faced continued slack investment in fiber optic telecommunication-related facilities in North America, in particular, and sales of thermoelectric modules remained slack. In the field of semiconductor manufacturing equipment, meanwhile, the company continued its efforts on product development to capture future demand from facilities investment related to 300mm wafers.

2. Conditions of Consolidated Cash Flows

Due to the improved business results and reduced working capital, net cash provided by operating activities totaled to ¥69.6 billion (US$627 million), an increase of ¥58.8 billion (US$530 million) compared with the previous interim period which constituted the payments of early retirement benefits. Net cash used in investing activities amounts to ¥14.6 billion (US$132 million), an increase of ¥12.5 billion (US$113 million) compared with the previous interim period, due to investments in production and sales facilities, and sales of investment securities. Net cash used in financing activities amounts to ¥33.9 billion (US$306 million), a decrease of ¥61.7 billion (US$556 million), compared with the previous interim period, mainly due to the reduction of interest bearing debt. As a result, cash and cash equivalents totaled ¥95.9 billion (US$864 million), up ¥19.8 billion (US$178 million), compared with the entire fiscal 2003.

Trends of Cash Flow Indicators:

As of and for the six months ended September 30, 2003 and 2002.

	2004	2003	The entire FY2003
Shareholders’ equity ratio(%)	31.2	29.4	30.3
Shareholders’ equity ratio at aggregate market value(%)	44.4	30.0	33.1
Years of debt redemption	3.5	24.3	10.9
Interest coverage ratio	9.7	1.5	3.3

Shareholders’ equity ratio: Shareholders’ equity / Total assets

Shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock/Total assets

Years of debt redemption term: Interest-bearing debt/Net cash provided by operating activities

Interest coverage ratio: Net cash provided by operating activities /Interest expense

3. Outlook for the Rest of Fiscal 2004

There are some factors of concern, such as overheating investments in China, recurrence of SARS, political instability in the Middle East and drastic fluctuations on the foreign exchange market. However, Komatsu expects substantial growth in demand for construction and mining equipment, its mainstay business, in China, CIS and other regions where it can capitalize on its advantages as a full-line equipment manufacturer. In addition, demand is recovering in the major markets of Japan, North America and Europe.

Komatsu achieved more-than-projected profits for the interim period under review. Komatsu is determined to steadfastly implement the “Move The World. KOMATSU 5-800” mid-range management plan which it has just launched, and improve its business performance diligently.

Consolidated and non-consolidated results for fiscal 2004 are projected as follows as of today.

1)    Consolidated

Net sales:	¥ 1,160 billion yen (up 6.4%)
Income before income taxes:	¥ 40 billion yen (up 210.0%)
Net income:	¥ 18 billion yen (up 498.2%)

2)    Non-consolidated

Net sales:	¥ 400 billion yen (up 6.1%)
Ordinary profit:	¥ 17 billion yen (up 34.6%)
Net income:	¥ 8.5 billion yen (up 143.8%)

Foreign exchange rates are premised at ¥114 to US$1 and ¥130 to EUR1 for fiscal 2004.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Condensed Consolidated Balance Sheets

(As of September 30, 2003 and 2002)

Millions of yen

	2004	2003	Changes Increase (Decrease)	As of March 31, 2003
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥95,963	¥56,396	39,567	¥76,152
Time deposits	31	682	(651)	531
Trade notes and accounts receivable	320,046	308,069	11,977	337,401
Inventories	238,193	260,451	(22,258)	241,722
Other current assets	98,556	102,534	(3,978)	95,819

Total current assets	752,789	728,132	24,657	751,625

Investments	67,673	63,393	4,280	52,417

Property, plant, and equipment—Less accumulated depreciation	386,139	415,698	(29,559)	400,087

Other assets	94,139	94,150	(11)	102,225

Total	1,300,740	1,301,373	(633)	1,306,354

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	188,359	180,626	7,733	214,292
Trade notes and accounts payable	193,201	176,157	17,044	174,904
Income taxes payable	5,159	4,594	565	6,516
Other current liabilities	120,986	117,851	3,135	118,972

Total current liabilities	507,705	479,228	28,477	514,684

Long-term liabilities	351,049	389,786	(38,737)	368,101

Minority interests	36,507	49,236	(12,729)	28,203

Shareholders’ equity:
Common stock	67,870	67,870	—	67,870
Capital surplus	135,683	117,439	18,244	135,686
Retained earnings	234,882	230,155	4,727	228,446
Accumulated other comprehensive income (loss) (*)	(29,251)	(28,947)	(304)	(32,981)
Treasury stock	(3,705)	(3,394)	(311)	(3,655)

Total shareholders’ equity—net	405,479	383,123	22,356	395,366

Total	¥1,300,740	¥1,301,373	(633)	¥1,306,354

	2004	2003	Changes Increase (Decrease)	As of March 31, 2003
(*) Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥(23,600)	¥(18,000)	(5,600)	¥(16,929)
Net unrealized holding gains on securities available for sale	9,765	2,781	6,984	1,263
Pension liability adjustments	(14,649)	(11,876)	(2,773)	(15,478)
Net unrealized holding gains (losses) on derivative instruments	(767)	(1,852)	1,085	(1,837)

Condensed Consolidated Statements of Income

(For the six months ended September 30, 2003 and 2002)

Millions of yen

	2004	2003	Changes Increase (Decrease)		The entire FY2003
	(A)	(B)	(A)-(B)%
Revenues
Net sales	¥567,671	¥518,429	49,242	9.5	¥1,089,804
Interest and other income	6,479	7,753	(1,274)		13,436

Total	574,150	526,182	47,968	9.1	1,103,240

Costs and expenses
Cost of sales	417,144	384,909	32,235		815,557
Selling, general and administrative	122,285	119,160	3,125		241,069
Interest	7,161	7,117	44		14,693
Other	6,068	9,344	(3,276)		19,016

Total	552,658	520,530	32,128	6.2	1,090,335

Income before income taxes, minority interests, and equity in earnings	21,492	5,652	15,840	280.3	12,905

Income taxes	9,719	2,611	7,108		5,968

Minority interests in (income) of consolidated subsidiaries	(1,765)	(1,123)	(642)		(2,877)

Equity in earnings (losses) of affiliated companies	(598)	205	(803)		(786)

Income before cumulative effect of change in accounting principle	9,410	2,123	7,287	343.2	3,274

Cumulative effect of change in accounting principle (*Note2)	—	(265)	265		(265)

Net income	¥9,410	¥1,858	¥7,552	406.5	¥3,009

Notes:     1)  Comprehensive income (loss) for the six months ended September 30, 2003, 2002 and the entire FY2003 ended March                       31, 2003 were 13,140 million yen, (8,696) million yen, and (11,579) million yen respectively.

                2)  Goodwill impairment charges as of April 1, 2002 from the adoption of SFAS142.

Condensed Consolidated Statements of Cash Flows

(For the six months ended September 30, 2003 and 2002)

Millions of yen

	2004	2003	Changes Increase (Decrease)	The entire FY2003
	(A)	(B)	(A)-(B)
Operating activities
Net income	¥9,410	¥1,858	¥7,552	¥3,009
Depreciation and amortization	34,356	33,411	945	70,229
Decrease in trade receivables	10,920	32,555	(21,635)	9,470
Decrease (increase) in inventories	(2,190)	(706)	(1,484)	21,298
Increase (decrease) in trade payables	16,582	(14,182)	30,764	(20,580)
Others, net	573	(42,147)	42,720	(35,169)

Net cash provided by operating activities	69,651	10,789	58,862	48,257

Investing activities
Capital expenditures	(31,851)	(39,471)	7,620	(69,182)
Proceeds from sales of property	7,771	1,756	6,015	18,627
Others, net	9,390	10,504	(1,114)	14,537

Net cash used in investing activities	(14,690)	(27,211)	12,521	(36,018)

Financing activities
Increase (decrease) in short—and long-term debt	(30,954)	31,068	(62,022)	25,291
Sales (purchase) of treasury stock, net	(49)	(460)	411	(721)
Dividends paid	(2,978)	(2,864)	(114)	(5,724)

Net cash provided by (used in) financing activities	(33,981)	27,744	(61,725)	18,846

Effect of exchange rate change on cash and cash equivalents	(1,169)	(318)	(851)	(325)

Net increase in cash and cash equivalents	19,811	11,004	8,807	30,760
Cash and cash equivalents, beginning of period	76,152	45,392	30,760	45,392

Cash and cash equivalents, end of period	¥95,963	¥56,396	¥39,567	¥76,152

Basis of Financial Statements (Consolidated)

1) Changes in group of entities

Consolidated subsidiaries

Added:	Komatsu Deutschland GmbH and other 2 companies
Removed:	2 companies

Affiliated companies accounted for by the equity-method

Added:	1 company
Removed:	3 companies

2) Change of Accounting Policies: None

Business Segment Information

1. Information by Business Unit

(1) Sales and Segment Profit

(For the six months ended September 30, 2003 and 2002)

Millions of yen

	2004			2003			The entire FY2003
	Sales	Segment Profit	Margin %	Sales	Segment Profit (Loss)	Margin %	Sales	Segment Profit (Loss)	Margin %
Construction & Mining Equipment	413,462	24,756	6.0	374,301	13,622	3.6	774,460	28,990	3.7
Industrial Machinery, Vehicles and Others	134,834	5,145	3.8	121,955	2,840	2.3	274,536	8,841	3.2
Electronics	43,431	746	1.7	43,414	(46)	(0.1)	85,341	(849)	(1.0)
Subtotal	591,727	30,647	5.2	539,670	16,416	3.0	1,134,337	36,982	3.3
Corporate & Elimination	(24,056)	(2,405)	—	(21,241)	(2,056)	—	(44,533)	(3,804)	—
Total	567,671	28,242	5.0	518,429	14,360	2.8	1,089,804	33,178	3.0

Interest and other income		6,479			7,753			13,436
Interest expense		7,161			7,117			14,693
Other expenses		6,068			9,344			19,016
Consolidated income before income taxes, minority interests and equity in earnings (losses)		21,492			5,652			12,905

Notes:	1)	Sales amount of Construction and Mining Equipment, Industrial Machinery, Vehicles and Others and Electronics includes inter-unit transactions of 4,473, 19,488 and 95 millions of yen in 2004, 2,913, 18,265 and 63 millions of yen in 2003 and 6,620, 37,754 and 159 millions of yen in the entire FY2003, respectively.
	2)	Starting in the interim period under review, the name of “Others” has been changed to “Industrial Machinery, Vehicles and Others”.

(2) Assets, Depreciation, and Capital Expenditures

Millions of yen

	2004			2003
	As of Sept. 30, 2003	For the six months ended Sept. 30, 2003		As of Sept. 30, 2002	For the six months ended Sept. 30, 2002
	Assets	Depreciation and Amortization	Capital Expenditures	Assets	Depreciation and Amortization	Capital Expenditures
Construction & Mining Equipment	841,539	21,844	26,041	853,190	21,090	23,568
Industrial Machinery, Vehicles and Others	212,129	4,579	4,178	227,869	3,933	6,223
Electronics	164,022	7,114	7,149	173,414	7,235	5,095
Subtotal	1,217,690	33,537	37,368	1,254,473	32,258	34,886
Corporate & Elimination	83,050	—	—	46,900	—	—
Total	1,300,740	33,537	37,368	1,301,373	32,258	34,886

	The entire FY2003
	As of Mar. 31, 2003	For the fiscal year ended Mar. 31, 2003
	Assets	Depreciation and Amortization	Capital Expenditures
Construction & Mining Equipment	853,644	46,137	50,125
Industrial Machinery, Vehicles and Others	219,687	7,719	9,874
Electronics	165,090	14,966	10,474
Subtotal	1,238,421	68,822	70,473
Corporate & Elimination	67,933	—	—
Total	1,306,354	68,822	70,473

.

2. Information by Region

(1) Sales and Segment Profit

      (For the six months ended September 30, 2003 and 2002)

Millions of yen

	2004			2003			The entire FY2003
	Sales	Segment Profit	Margin %	Sales	Segment Profit	Margin %	Sales	Segment Profit (Loss)	Margin %
Japan	368,054	16,334	4.4	339,091	10,043	3.0	719,835	25,748	3.6
Americas	135,689	1,867	1.4	137,953	107	0.1	268,012	(1,913)	(0.7)
Europe	72,269	3,545	4.9	69,550	1,707	2.5	142,405	2,793	2.0
Others	93,487	8,058	8.6	66,051	3,122	4.7	149,614	8,971	6.0
Subtotal	669,499	29,804	4.5	612,645	14,979	2.4	1,279,866	35,599	2.8
Corporate & Elimination	(101,828)	(1,562)	—	(94,216)	(619)	—	(190,062)	(2,421)	—
Total	567,671	28,242	5.0	518,429	14,360	2.8	1,089,804	33,178	3.0

Note:	Sales amount of each region segment includes inter-segment transactions.

(2) Assets

      (As of September 30, 2003 and 2002)

Millions of yen

	2004		2003		As of March 31, 2003
	Assets	Ratio (%)	Assets	Ratio (%)	Assets	Ratio (%)
Japan	932,597	71.7	943,187	72.5	930,650	71.2
Americas	301,201	23.2	328,263	25.2	314,605	24.1
Europe	79,652	6.1	87,198	6.7	89,744	6.9
Others	120,944	9.3	112,955	8.7	122,253	9.4
Subtotal	1,434,394	110.3	1,471,603	113.1	1,457,252	111.6
Corporate & Elimination	(133,654)	(10.3)	(170,230)	(13.1)	(150,898)	(11.6)
Total	1,300,740	100.0	1,301,373	100.0	1,306,354	100.0

3. Overseas Sales

(1) For the six months ended September 30, 2003

Millions of yen

	Americas	Europe	Others	Total
Overseas sales	131,336	74,677	135,599	341,612
Consolidated net sales	—	—	—	567,671
Ratio of overseas sales to consolidated net sales (%)	23.1	13.2	23.9	60.2

(2) For the six months ended September 30, 2002

Millions of yen

	Americas	Europe	Others	Total
Overseas sales	128,118	71,728	106,659	306,505
Consolidated net sales	—	—	—	518,429
Ratio of overseas sales to consolidated net sales (%)	24.7	13.8	20.6	59.1

(3) For the fiscal year ended March 31, 2003

Millions of yen

	Americas	Europe	Others	Total
Overseas sales	251,371	145,455	234,978	631,804
Consolidated net sales	—	—	—	1,089,804
Ratio of overseas sales to consolidated net sales (%)	23.1	13.3	21.6	58.0

Notes:	1)	Overseas sales represent the sales of the Company and its consolidated subsidiaries to areas other than Japan.
	2)	Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:
		a) Americas: U.S.A. b) Europe: Germany and U.K. c) Others: China, Australia, and Southeast Asia

Consolidated Sales by Operation

(For the six months ended September 30, 2003 and 2002)

Millions of yen

		2004		2003		Changes Increase (Decrease)		The entire FY2003
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)	Sales	Ratio (%)
Construction & Mining Equipment	Japan	119,309	21.0	112,790	21.8	6,519	5.8	235,851	21.6
	Overseas	289,680	51.0	258,598	49.9	31,082	12.0	531,989	48.9
		408,989	72.0	371,388	71.7	37,601	10.1	767,840	70.5
Industrial Machinery, Vehicles and Others	Japan	83,581	14.7	75,666	14.6	7,915	10.5	177,391	16.3
	Overseas	31,765	5.6	28,024	5.4	3,741	13.3	59,391	5.4
		115,346	20.3	103,690	20.0	11,656	11.2	236,782	21.7
Electronics	Japan	23,169	4.1	23,468	4.5	(299)	(1.3)	44,758	4.1
	Overseas	20,167	3.6	19,883	3.8	284	1.4	40,424	3.7
		43,336	7.7	43,351	8.3	(15)	(0.0)	85,182	7.8
Total	Japan	226,059	39.8	211,924	40.9	14,135	6.7	458,000	42.0
	Overseas	341,612	60.2	306,505	59.1	35,107	11.5	631,804	58.0
		567,671	100.0	518,429	100.0	49,242	9.5	1,089,804	100.0

Financial Instruments

(As of September 30, 2003 and 2002)

1. Derivative Financial Instruments	Millions of yen

	2004			2003			As of March 31, 2003
	Contract, Notional Amounts	Carrying Amounts	Estimated Fair Value	Contract, Notional Amounts	Carrying Amounts	Estimated Fair Value	Contract, Notional Amounts	Carrying Amounts	Estimated Fair Value
Foreign exchange contracts and option contracts	7,596	663	663	14,273	(602)	(602)	(2,375)	(1,620)	(1,620)
As of Mar 31, 2003
Purchase of foreign currencies
The equivalent of yen 37,770
Sale of foreign currencies
The equivalent of yen 31,262
Option contracts (Purchased)
The equivalent of yen 3,772
Option contracts (Sold)
The equivalent of yen 361
As of Sept 30, 2002
Purchase of foreign currencies
The equivalent of yen 22,968
Sale of foreign currencies
The equivalent of yen 31,985
Option contracts (Purchased)
The equivalent of yen 4,017
Option contracts (Sold)
The equivalent of yen 1,238
As of Sept 30, 2003
Purchase of foreign currencies
The equivalent of yen 24,401
Sale of foreign currencies
The equivalent of yen 28,587
Option contracts (Purchased)
The equivalent of yen 3,411
Interest rate swap, currency swap and Interest rate cap agreements	226,611	1,570	1,570	261,766	(4,706)	(4,706)	245,973	(3,706)	(3,706)

Note:  Contract, notional amounts of forward exchange contracts are net amounts (“sale” minus “purchase”).

2. Marketable Securities

(As of September 30, 2003 and 2002)	Millions of yen

	2004	2003	As of March 31, 2003
Investment Securities available for sale
Marketable equity securities
Cost	17,858	23,171	12,602
Fair value	36,028	29,751	16,474
Unrealized holding gains, net	18,170	6,580	3,872
Marketable debt securities
Cost	10	1,407	10
Fair value	10	1,407	10
Unrealized holding gains, net	0	0	0

Financial Highlights of the Parent Company

The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

(For the six months ended September 30, 2003 and 2002)

Millions of yen & US dollars

except per share amounts

	2004			2003	Changes (2004-2003) Increase (Decrease)		The entire FY 2003
	Yen	Dollar		Yen	Yen	(%)	Yen
Net sales	¥190,864	$1,720		174,491	16,373	9.4	¥376,912
Japan	91,173	821		86,877	4,296	4.9	198,788
Overseas	99,691	898		87,613	12,077	13.8	178,124
Operating profit	8,738	79		2,548	6,190	242.9	11,259
Ordinary profit	9,956	90		4,864	5,091	104.7	12,634
Net income	5,266	47		4,426	840	19.0	3,486
Net income per share
Basic	¥5.31	4.8	¢	¥4.64	¥0.67		¥3.50

Notes:	1) The translation of Japanese yen amounts into United States dollar amounts is included solely for convenience and has been made for 2004 at the rate of ¥ 111 to $1, the approximate rate of exchange at September 30, 2003.

2) The numbers of average common shares outstanding were as follows:

•	September 30, 2003: 992,484,365

•	September 30, 2002: 953,930,723

•	March 31, 2003: 973,306,865

Dividends

(For the six months ended September 30, 2003 and 2002)

	2004	2003
Cash dividends per share (Yen)
Interim (six months)	3.00	3.00
Annual (twelve months)	—	6.00

Financial Position

(As of September 30, 2003 and 2002)

	2004	2003	As of March 31, 2003
Total assets (¥ million)	735,497	676,642	718,869
Shareholders’ equity (¥ million)	454,444	419,515	444,344
Equity ratio (%)	61.8	62.0	61.8
Shareholders’ equity per share (Yen)	457.90	440.04	447.61

Note:	The numbers of common shares outstanding were below:

•	September 30, 2003: 992,446,014

•	September 30, 2002: 953,351,618

•	March 31, 2003: 992,528,649

Sales by Operation

(For the six months ended September 30, 2003 and 2002)

Millions of yen

		2004		2003		Changes (2004 - 2003) Increase (Decrease)		The entire FY2003
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)	Sales	Ratio (%)
Construction & Mining Equipment	Japan	71,514	37.5	68,960	39.5	2,554	3.7	146,614	38.9
	Overseas	94,714	49.6	83,746	48.0	10,967	13.1	169,024	44.8
		166,229	87.1	152,707	87.5	13,522	8.9	315,639	83.7
Industrial Machinery, Vehicles and Others	Japan	19,658	10.3	17,916	10.3	1,741	9.7	52,174	13.8
	Overseas	4,976	2.6	3,866	2.2	1,109	28.7	9,099	2.4
		24,634	12.9	21,783	12.5	2,851	13.1	61,273	16.3
Total	Japan	91,173	47.8	86,877	49.8	4,296	4.9	198,788	52.7
	Overseas	99,691	52.2	87,613	50.2	12,077	13.8	178,124	47.3
		190,864	100.0	174,491	100.0	16,373	9.4	376,912	100.0

Outlook for FY2004

(From April 1, 2003 to March 31, 2004)

Millions of yen

	Net Sales	Ordinary Income	Net Income
The entire FY2004	400,000	17,000	8,500

(end)

For Immediate Release
Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: November 7th, 2003 URL: http://www.komatsu.com/

Komatsu Revises Projections for Fiscal 2004

In view of its recent business performance and other factors, Komatsu Ltd. has revised the projections for fiscal 2004 (April 1, 2003 – March 31, 2004), which the Company announced on May 7, 2003 when it disclosed the business results for fiscal 2003, ended March 31, 2003. New revisions are presented below.

1. Reasons for the Revisions

For the mainstay business of construction and mining equipment, demand took on a note of recovery sooner than initially projected in the major markets of North America, Europe and Japan. In addition, demand for equipment is also expanding at a rate faster than earlier projected in China where infrastructure development is in full swing as well as in CIS where many resource and energy development projects are under way. Having built a lean and strong structure by carrying out the Reform of Business Structure project for the last few years, Komatsu is taking these market developments as a great opportunity to boost profits.

Based on these reasons above, Komatsu has revised both consolidated and non-consolidated business results for fiscal 2004, ending March 31, 2004, upward as follows.

2. New Revisions for Fiscal 2004

1) Consolidated

Millions of yen

	Previous Projection (A)	New projection (B)	Change		Results for fiscal 2003*
			(B-A)	(%)
Net sales	1,115,000	1,160,000	45,000	4.0	1,089,804
Income before taxes	28,000	40,000	12,000	42.9	12,905
Net income	11,000	18,000	7,000	63.6	3,009

*For reference only

2) Non-consolidated

Millions of yen

	Previous projection (A)	New projection (B)	Change		Results for fiscal 2003*
			(B-A)	(%)
Net sales	360,000	400,000	40,000	11.1	376,912
Ordinary profit	11,000	17,000	6,000	54.5	12,634
Net income	6,000	8,500	2,500	41.7	3,486

*For reference only

1

3. Results for the Interim Period of Fiscal 2004

The results for the interim period of fiscal 2004 (April 1, 2003 – September 30, 2003) in comparison with the previous projection announced on May 7, 2003 are shown below.

1) Consolidated

Millions of yen

	Previous projection (A)	Results (B)	Change		Interim results for fiscal 2003*
			(B-A)	(%)
Net sales	540,000	567,671	27,671	5.1	518,429
Income before taxes	11,000	21,492	10,492	95.4	5,652
Net income	3,000	9,410	6,410	213.7	1,858

*For reference only

2) Non-consolidated

Millions of yen

	Previous projection (A)	Results (B)	Change		Interim results for fiscal 2003*
			(B-A)	(%)
Net sales	170,000	190,864	20,864	12.3	174,491
Ordinary profit	6,000	9,956	3,956	65.9	4,864
Net income	3,000	5,266	2,266	75.5	4,426

*For reference only

(end)

2

For Immediate Release
Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: November 7th, 2003 URL: http://www.komatsu.com/

KOMATSU Launches the Mid-Range Management Plan

“Move The World. KOMATSU 5-800”

Komatsu has recently embarked on the “Move The World. KOMATSU 5-800” mid-range management plan for the year ending March 31, 2006. With “Move The World,” we express our firm determination to “move” the hearts of our customers around the world, as each and every employee of the Komatsu Group remains committed in Quality and Reliability and provides products and services that customers are happy to own. By doing so, we will work to accomplish record-high operating income of ¥800 Oku (Japanese denomination for 100 million) or ¥80 billion for the fiscal 2006 ending March 31, 2006. The number “5” means that we are going to achieve ROA of 5%.

Goals of the “Move The World. KOMATSU 5-800” Plan (Consolidated)

Fiscal Year 2006
Net sales	¥1,250 billon
Operating profit	¥80 billion
R O A	5.0%
Net Debt-to Equity Ratio	Below one

Note:

1)	Operating profit stated above is the sum of segment profit. In conformity with Japanese accounting principles, operating income is obtained by subtracting cost of sales and selling, general and administrative expenses from net sales.
2)	ROA = Pre-tax income / ((Total assets at the beginning of the year + Total assets at the end of the year) / 2)
3)	Net DER = (Interest-bearing debt – Cash and time deposits) / Shareholders’ equity

Basic Stance for the “Move The World. KOMATSU 5-800” Plan

Komatsu had faced tough conditions for the past few years, represented by prolonged downturn of the world economies. Under such an environment, since October 2001, Komatsu has worked to strengthen its business practices by aggressively carrying out the Reform of Business Structure project, which centers on the New Growth Strategy for the Construction and Mining Equipment Business, reduction of fixed costs and substantial cutbacks on production costs. As a result, Komatsu made the first step for a V-shaped recovery of its business performance for the previous fiscal year.

We have set a clear management goal to renew our record-high operating income of ¥78.7 billion for the fiscal year ended December 31, 1982. To accelerate the recovery speed of our business performance, we will seize the opportunities of improving market conditions with self-driven, decisive actions, as we push forward the Reform of Business Structure project, which has generated successful results. All Komatsu Group employees worldwide, including top management, are resolutely determined to work with speed on above tasks and strive to accomplish management goals.

To accomplish the above management goals, we have identified two concepts, i.e., implementation of management in speed and realization of a business structure for high profitability. We will establish a corporate strength capable of meeting changes in the business environment promptly and accurately across the board, from management decision-making to everyday work for each and every employee. We will also continue our efforts to reform our business structure (by reducing fixed and production costs, etc.), facilitate efficient utilization of assets and further strengthen earnings power.

1

Management Strategy

In addition to construction and mining equipment, we have placed “industrial-use machinery,” such as metal-sheet machines and forging presses, forklift trucks and forestry equipment, as Komatsu’s core business, in which we can demonstrate advantages of our superior manufacturing. In the “Move The World. KOMATSU 5-800” mid-range management plan, there will be no change in what Komatsu has to do. We are placing our utmost efforts on the following five management tasks.

1) To accelerate the implementation of the New Growth Strategy for the Construction and Mining Equipment Business

Demand for construction and mining equipment has entered a recovery phase in North America, the largest in the world. We also anticipate that demand for our equipment will continue to grow steadily in a mid-range in developing markets such as China, Russia, Southeast Asia and the Middle East, where Komatsu has enjoyed a strong market position.

Against this backdrop, we are going to reinforce our product and regional strategies and demonstrate the advantages of our extensive international networks as a full-line manufacturer in order to enhance our global market position further.

In Japan, we are accelerating the development of new IT-based, world’s pacesetting business models to expand our business in the downstream markets of rental and used equipment, parts and service, as we take advantage of a rich stock of Komatsu machines owned and used by our customers.

2) To reinforce our competitiveness based on the “Spirit of Manufacturers”

Manufacturing is the source of Komatsu’s competitiveness. We will further promote our successful reform efforts based on the “Spirit of Manufacturers” commitment. We will converge our efforts to develop Unique and Unrivaled products, achieve the top cost-competitive level in each region of the world where we operate, and build on our unique manufacturing technologies.

3) To facilitate selective focus on the criteria of technological advantage and profitability

We will further promote our selective focus by evaluating all business operations of the Komatsu Group by the criteria of progress of differentiation based on technological advantages and above-the-average profitability of the respective industries which they belong to.

For research, which is the key for innovation, we have shifted our R&D force to the fields of construction and mining equipment from electronics, strengthening our technological capabilities in the core business.

4) To reinforce our competitive foundation based on technological capabilities and financial position

The basics of competitiveness are technological capabilities (future-leading and today’s forefront technologies), strong financial structure and flexible and agile organization and groups with the spirit of challenge held by employees.

We will continue to reinforce our competitive foundation by keeping a specified level of investment in our R&D operation, making our financial structure lean and strong and introducing systems and programs to encourage employees to demonstrate their spirit of challenge.

5) To further strengthen corporate governance

While ensuring neutrality, soundness, transparency and objectivity of management in addition to effectiveness, Komatsu is also going to establish corporate ethics and engage in environmental conservation and safety management even more seriously than before. We are working to maximize the corporate value of the Komatsu Group and make Komatsu a company that will enjoy the greater trust of shareholders and all other stakeholders.

2

The cornerstone of Komatsu’s management lies in its commitment to Quality and Reliability in order to maximize the corporate value of the Company. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. It is our most important task to constantly enhance the Quality and Reliability, in a broader sense of the term, of all organizations, businesses, employees and management of the entire Group.

As we push forward the “Move The World. KOMATSU 5-800” mid-range management plan, we remain committed to further enhancing the Quality and Reliability of management and the corporate value of the Company.

3